24-10360



July 31, 2013

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Attention: File Desk
100 F Street, NE
Washington, DC 20549

> **Re:** **_Fundrise 1539 7th Street NW LLC ("Fundrise" or the "Company")_**
> **_Regulation A Offering Statement on Form 1-A._**

Dear Sir or Madam:

Enclosed please find seven copies of Fundrise 1539 7th Street NW LLC's Offering
Statement on Form 1-A, which is being submitted to the Securities and Exchange Commission
(the "SEC") pursuant to the exemption from registration contained in Regulation A of the
Securities Act of 1933.

* * * * *

Please do not hesitate to contact either Bjorn J. Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile) or ben@fundrise.com (email) with any questions or comments regarding the enclosed documents.

Sincerely,



Benjamin S. Miller
Manager, Fundrise Manager 1539 7th Street NW LLC

Attachments

cc: Daniel S. Miller
  Manager, Fundrise Manager 1539 7th Street NW LLC

  Martin P. Dunn

  Bjorn J. Hall